[Chapman and Cutler LLP Letterhead]

October 20, 2021

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Valkyrie ETF Trust II (the “Trust”)

File Nos. 333-258722; 811-23725

Dear Ms. Larkin:

This letter responds to your additional comments received by telephone on October 19, 2021 regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 11, 2021, and amended on October 13, 2021, October 15, 2021 and October 18, 2021 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Bitcoin Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Net Asset Value

Please restore the disclosure under the heading “Net Asset Value” that was deleted in Pre-Effective Amendment No. 3 but revise “in its sole discretion” to “subject to the policies and procedures approved by the Board.”

Response to Comment 1

The disclosure has been revised in accordance with the Staff’s comment.

Comment 2 – Investment Objective and Policies

The Staff believes that investments in bitcoin futures fall within a fund’s concentration policy and as such a concentration policy must account for these investments.  Given the extent of the Fund’s investment in bitcoin futures, and its exposure to bitcoin as a result, the Staff believes the fundamental concentration policy should be revised to address these investments.  The Staff notes that a fund may a categorize its investments in any reasonable industry as appropriate.

Response to Comment 2

In accordance with the Staff’s comment, the fundamental policy of the Fund has been revised as follows:  “The Fund will not concentrate (i.e., hold more than 25% of its assets in the stocks of a single industry or group of industries) its investments in issuers of one or more particular industries, except that the Fund may invest more than 25% of its total assets in investments that provide exposure to bitcoin and/or bitcoin futures contracts.”

Comment 3 – Exhibits

Please revise footnotes (1) and (2) to the section entitled “Exhibits” to state “Previously filed with the Registrant’s Registration Statement on Form N-1A…”

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren

                Morrison C. Warren

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